Exhibit 99.1

PRESS RELEASE

NOTEHOLDERS EXTRAORDINARY RESOLUTION PASSED – MEETING CANCELLED

May 8, 2008, Toronto, Ontario -- New Gold Inc. (the “Company” or “New Gold”) (NGD: TSX/AMEX) is pleased to announce that the Extraordinary Resolution amending certain provisions of the Note Indenture dated as of June 27, 2007, as described in its release of April 25, 2008, has been approved by written resolution of holders of more than 66 2/3% of the principal amount of the Notes. Accordingly, the meeting of Noteholders scheduled for May 9, 2008 has been cancelled.

The amendments were required to enable New Gold to proceed with the proposed business combination (the “Transaction”) announced on March 31, 2008 by which the Company, Metallica Resources Inc. and Peak Gold Ltd. will combine under the name New Gold Inc. with a market capitalization of approximately U.S. $1.6 billion. The Extraordinary Resolution will be effective only upon completion of the Transaction and if the Transaction does not proceed the Extraordinary Resolution will be of no effect.

For more information contact:

Mr Cliff Davis, President and Chief Executive Officer
or Ms. Laura Sandilands, Manager of Investor Relations
New Gold Inc.
70 University Avenue
Toronto, Ontario
M5J 2M4

Phone:	(416) 977-1067
Toll free:	(877) 977-1067